EXHIBIT 2.1

                             Resignation of Director

Please accept this letter as my resignation from the Board of MDS. I appreciate the opportunity to be a part of the company and what you have done for us. I look forward to seeing MDS develop into a success for OFG.

Dated: this 7th day of September, 2005


/s/Daniel Frey
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   Daniel Frey